EXHIBIT 99.3

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2011

January 23, 2012

TABLE OF CONTENTS

Preliminary Information	2
Corporate Structure	3
General Development of the Business	3
Business of the Corporation and Description of Properties	5
Mining Exploration Activities and Properties	5
Strange Lake – B-Zone	5
Other Properties	28
Alterra – Strange Lake Option Property Agreement	28
Misery Lake Rare Earth Project	30
Ramusio Rare Earth Project	33
Nanuk Uranium Project	33
Plaster Rock Uranium and Copper Project	33
Risk Factors	33
Dividend Policy	39

Capital Structure	39
Market for Securities	39
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	40
Directors and Officers	40
Information on the Audit Committee	43
Legal Proceedings and Regulatory Actions	45
Interests of Management and Others in Material Transactions	45
Transfer Agents and Registrars	45
Material Contracts	46
Interests of Experts	46
Additional Information	46
Schedule A – Charter of the Audit Committee	47

PRELIMINARY INFORMATION

All information contained in this annual information form of Quest Rare Minerals Ltd. (the “Corporation” or “Quest”) is as at January 16, 2012, unless otherwise stated.

Financial Statements

This annual information form should be read in conjunction with the Corporation’s audited financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2011. The audited financial statements and management’s discussion and analysis of the Corporation for the fiscal year ended October 31, 2011 are available under the Corporation’s profile on SEDAR at www.sedar.com.

Currency

All dollar amounts referred to herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

Certain of the information contained in this annual information form may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under “General Development of the Business” or “Business of the Corporation and Description of Properties”. In this annual information form, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in this annual information form under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this annual information form to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

CORPORATE STRUCTURE

Quest was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation – Corporation Uranium Quest”. On August 30, 2007, the Corporation obtained Articles of Amendment, allowing its Board of Directors to appoint additional directors between meetings of shareholders. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. – Minéraux Rares Quest Ltée”.

The Corporation’s head and registered office is at 1155 University Street, Suite 1308, Montreal, Québec H3B 3A7.

GENERAL DEVELOPMENT OF THE BUSINESS

Quest is a Canadian-based exploration company focused on the identification and discovery of new rare earth element (“REE”) deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit, using results from drilling completed in the 2009 field season. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE Amex and the TSX Venture Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

Three-Year History

2009

On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors, namely Messrs. Réal Gauthier and Terrence P. O’Connor, pursuant to which the Corporation acquired a 100% interest in a single block of mining claims in the Strange Lake area of northeastern Québec (the “Strange Lake Property”) by issuing an aggregate of 50,000 common shares of the Corporation to the two vendors. In addition, the vendors hold a 2.0% net smelter return (NSR) on the Strange Lake Property, which the Corporation can purchase in full for $1.5 million.

On June 26, 2009, the Corporation completed a private placement by issuing 6,818,180 units at a price of $0.22 per unit, for gross proceeds to the Corporation of $1.5 million. Each unit was comprised of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 until June 26, 2010.

On July 17, 2009, the Corporation completed a private placement by issuing 1,714,279 “flow-through” common shares at a price of $0.35 per share, for gross proceeds to the Corporation of approximately $600,000.

On October 27, 2009, the Corporation completed a private placement by issuing 2,737,456 units at a price of $2.30 per unit, for gross proceeds to the Corporation of $6,296,149. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole common share purchase warrant entitling the holder thereof to purchase one additional common share at a price of $3.25 until April 27, 2011.

2010

On April 21, 2010, the Corporation filed a technical report, prepared in conformity with National Instrument 43-101 Standards of Disclosure For Mineral Projects (“NI 43-101”), containing a resource estimate with respect to the B-Zone of the Strange Lake Property. The resource estimate contained in the technical report was originally disclosed in a press release issued by the Corporation on April 7, 2010.

On May 20, 2010, the Corporation appointed Mackenzie I. Watson as Honorary Chairman of the Board of Directors of the Corporation and to the Corporation’s Advisory Board, following Mr. Watson’s resignation as a director of the Corporation and as Chairman of the Board of Directors. Mr. Watson had been a director of the Corporation since its incorporation on June 6, 2007.

On May 25, 2010, the Board of Directors appointed Robert L. Leclerc to the Board of Directors and as Chairman of the Board of Directors, to fill the vacancies created by the resignation of Mackenzie I. Watson.

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the Strange Lake Alkalic Complex in western Labrador, in the Province of Newfoundland and Labrador. Pursuant to the exploration and option agreement, the Corporation may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of the Corporation to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. If the Corporation does so, it will have an option to acquire an additional 15% undivided working interest in the 30 mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, and by issuing an additional 150,000 common shares to Alterra and incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Pursuant to the exploration and option agreement, the Corporation entered into an assignment agreement with Search and Alterra pursuant to which the Corporation transferred and assigned to Search nine claims located in western Labrador in consideration for 10,000 common shares of Search. Immediately following the transfer by the Corporation to Search, Search transferred these nine claims to Alterra. These nine claims, together with 21 claims already owned by Alterra, comprise the 30 claims that are the subject of the exploration and option agreement. The 30 mining claims are subject to a 1.5% net smelter return royalty in favor of Alterra. The Corporation may, at any time, purchase two-thirds of the 1.5% net smelter return royalty for $1 million.

On September 10, 2010, the Corporation received a loan from SIDEX, société en commandite (“SIDEX”) in an amount of $1.5 million pursuant to a loan agreement dated September 3, 2010 between the Corporation and SIDEX. The loan was for a term of 18 months and repayable by the Corporation at any time upon 30 days’ notice. SIDEX had the option to convert the loan into common shares of the Corporation at any time at a price of $3.00 per share, representing a total of 500,000 common shares. The loan bore interest at an annual rate of 9%, payable semi-annually, at the Corporation’s option, in cash or common shares of the Corporation. In connection with the loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of the Corporation at a price of $3.25 until March 3, 2012. As security for repayment of the loan, the Corporation granted a hypothec (security) in an amount of $1.5 million in favour of SIDEX over the Corporation’s present and future tax credits or other amounts to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of the Corporation’s mining exploration costs.

On October 21, 2010, the Corporation completed a public offering in each of the provinces of Canada by issuing 9,470,300 units at a price of $4.25 per unit, for gross proceeds to the Corporation of approximately $40.25 million, and 2,300,000 “flow-through” shares at a price of $5.00 per share, for gross proceeds to the Corporation of $11.5 million, representing aggregate gross proceeds to the Corporation of approximately $51.75 million. The 9,470,300 units included 1,235,000 units issued upon the exercise of an over-allotment option by the agents for the offering. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional common share of the Corporation at a price of $5.00 until April 21, 2012, 18 months from the closing date of the offering.

On October 21, 2010, SIDEX exercised its option to convert the loan referred to above into 500,000 common shares of the Corporation, at a price of $3.00 per share, at which time the Corporation paid accrued interest on the loan in cash. In connection with the conversion of the loan into shares, SIDEX discharged the hypothec (security) referred to above that the Corporation had granted in SIDEX’s favour.

On November 22, 2010, the Board of Directors appointed Reno Pressacco as Vice-President, Operations of the Corporation, effective December 6, 2010.

On December 15, 2010, the Board of Directors appointed Ernst & Young LLP, Chartered Accountants, as the Corporation’s auditors, following the resignation of Bratt Fremeth Star G.P., Chartered Accountants, as the Corporation’s auditors, at the request of the Board of Directors. Bratt Fremeth Star G.P. had served as the Corporation’s auditors since its incorporation on June 6, 2007.

2011

Effective January 3, 2011, Mark Schneiderman was appointed Chief Financial Officer of the Corporation, in replacement of Ronny Kay. Mr. Kay had been Chief Financial Officer of the Corporation since its incorporation on June 6, 2007.

On January 6, 2011, John Panneton was appointed to the Board of Directors of the Corporation. On March 2, 2011, Mr. Panneton was appointed to the Audit Committee of the Board of Directors, following the resignation of Peter J. Cashin as a member of the Audit Committee.

On April 21, 2011, the Corporation announced that its Board of Directors had approved funding for a pre-feasibility study of the Corporation’s Strange Lake B-Zone rare earth element deposit, and that the Corporation’s management had completed the selection of its technical team for the preparation of the pre-feasibility study.

On May 23, 2011, the Corporation’s common shares commenced trading on NYSE Amex under the symbol “QRM”.

On May 26, 2011, the Corporation filed a technical report, prepared in conformity with NI 43-101, containing a resource model update with respect to the Strange Lake B-Zone. The revised resource estimate contained in the technical report was originally disclosed in a press release issued by the Corporation on April 11, 2011.

On October 4, 2011, George Potter was appointed to the Board of Directors of the Corporation. Subsequent to year end, on December 7, 2011, Mr. Potter was appointed to the Audit Committee and to the Compensation and Corporate Governance Committee of the Board of Directors. At the same time, Ronny Kay was appointed to the Nominating Committee of the Board of Directors.

BUSINESS OF THE CORPORATION AND DESCRIPTION OF PROPERTIES

Mining Exploration Activities and Properties

Between 2007 and 2009, the Corporation focused its exploration activities mainly on the George River Property in northeastern Québec. In 2009, after the discovery of significant quantities of rare earth element (“REE”) mineralization on the Strange Lake Property, Quest’s activities refocused on the identification and discovery of new world-class rare earth and uranium deposit opportunities.

As at October 31, 2011, the properties of the Corporation were as follows:

Strange Lake

Misery Lake

Alterra Strange Lake

Ramusio

Nanuk

Plaster Rock

Strange Lake – B-Zone

The following text in this section “Strange Lake – B-Zone” is taken from a technical report dated May 25, 2011 entitled “Strange Lake B-Zone – Resource Model Update” (the “RMU Report”). The RMU Report was prepared in accordance with

NI 43-101 by Paul Daigle, P. Geo. and Joanne Robinson, P. Eng. of Wardrop, A Tetra Tech Company, and by David Baughman, P. Eng. of Hazen Research Inc. Paul Daigle, Joanne Robinson and David Baughman are qualified persons who are independent from the Corporation within the meaning of NI 43-101. The RMU Report is available under the Corporation’s profile on SEDAR at www.sedar.com. For purposes of disclosure regarding the Strange Lake Property required under section 5.4 of Form 51-102F2 Annual Information Form, the RMU Report is incorporated by reference in this annual information form.

Quest has retained Wardrop, A Tetra Tech Company, (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Technical Report and updated resource estimate for the Strange Lake Property (the Property) on the B Zone deposit. Wardrop has had prior involvement with the Property and has authored two NI 43-101 compliant Technical Reports including the initial resource estimate and a Preliminary Economic Assessment (PEA).

The Qualified Persons responsible for this report include Paul Daigle, P.Geo., Wardrop Senior Geologist, Joanne Robinson, P.Eng., Wardrop Senior Open Pit Engineer, Peter Broad, P.Eng., Wardrop Lead Metallurgist, and David Baughman, P. Eng. of Hazen Research Inc. (Hazen).

Mr. Daigle conducted a site visit on August 5 and 6, 2010, during Quest’s summer 2010 drill program. This resource estimate was updated based on the data acquired from this drill program. Mr. Daigle was accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, Project Geologist, both employees for Quest, and Mr. Wenchang Ni, P.Eng. former Senior Open Pit Engineer for Wardrop.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Property is situated as shown in Figure 4.2.

Figure 4.2    Strange Lake Property Location Map

4.1	Property Description

The Property is located in northern Québec Province, Canada approximately 235 km northeast of Schefferville, Québec (QC) and 125 km west of the Voisey’s Bay, Newfoundland and Labrador (NL). The Property is defined by the mineral rights to [1,252] mineral claims as listed in Table 4.1 in the provinces of QC and NL, currently 100% held by Quest, and covers a total area of approximately 50,029 ha.

Table 4.1    Strange Lake Mineral Claim Blocks

Province	Number of Claims	Area (ha)
Québec	949	42,454.15
NL	303	7,574.62

Total	1,252	50,028.77

Source: Quest

The mineral claims in QC cover the B Zone and a portion of the Main Zone REE deposits. All claims are current and there are no outstanding issues with these claims.

The mineral claims in NL cover a significant portion of the Main Zone REE deposit, historically referred as the ‘A Zone’ by Iron Ore Mining Company of Canada (IOC). NL mineral tenure allows for non-contiguous claim blocks to be made under a single claim name. There are also several mineral claims that overlap between the QC and NL claims due to the disputed location of the provincial border. Included here are a small group of 18 mineral claims occurs along the coast of Labrador, south of the Voisey’s Bay mine that was acquired in 2011. These NL mineral claims listed here are not subject to this report but are mentioned for completeness.

4.2	Environmental Liabilities

Wardrop is not aware of any environmental liabilities on the Property.

4.3	Mineral Exploration Permits

All permits for the 2010 and 2011 exploration activities are in place.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Property is situated roughly 1,100 km northeast of Québec City, the provincial capital of QC, and is accessible only by aircraft from Schefferville, QC, Nain or Goose Bay, NL. There are several regularly scheduled flights to Schefferville, Goose Bay, and Nain, from the major cities in eastern Canada, where aircraft may be chartered out [of] these towns.

Fixed wing flights from Schefferville are typically 75 minutes and flights from Goose Bay are typically 90 minutes (1.5 hours). Staging of the Strange Lake Project is done from both Schefferville and Goose Bay. Flight time to Nain from Strange Lake is approximately 40 minutes.

5.2	Climate

Northern Québec and Labrador are characterized by a cool subarctic climatic zone (Dfc; Köppen climate classification) where summers are short and cool and winters are long and cold with heavy snowfall.

The minimum and maximum mean annual temperatures are -10°C and 0°C respectively. July average minimum and maximum temperatures are 7°C and 17°C and January average minimum and maximum temperatures are -29°C and -19°C (website: WorldClimate, Indian House Lake, QC). Annual average precipitation is approximately 660 mm (website: WorldClimate, Border, QC). The region receives up to approximately 350 cm of snow annually and the ground is snow covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter to early spring (January to April).

5.3	Local Resources

There are no local resources in or around the project area. Some local labour may be hired out of Nain or Schefferville; however, most skilled and professional labour must be sourced elsewhere.

The nearest mine to the Property is Vale’s nickel-copper mine at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

5.4	Infrastructure

The Property and environs have no developed infrastructure. The nearest developed infrastructure is in the town of Nain. Nain is a coastal community that serves as the local supply and service centre for nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular flights from Goose Bay year round and coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular flights and weekly by rail.

There is an 800 m gravel airstrip located on the Property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the Property and the nearest railhead in Schefferville, 235 km southwest of the Property, with access to the seaport at Sept-Îles on the Bay of St. Lawrence.

There is no source of electricity on or near the Property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the Property.

5.5	Physiography

The Property is situated in a glacially scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 m above sea level up to 570 m above sea level. The Property is situated on west side of the major watershed that forms the border between QC and NL.

The exposure and lack of vegetation in the area often contributes to strong winds that generally have an easterly or westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale, and juniper.

The Property is dominantly covered by a layer of glacial till of variable thickness with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the Property consists mainly of short tundra growth of shrubs and caribou moss interspersed with short tamarack trees.

6.0	HISTORY

The following history is taken from Chamois and Cook, 2007.

6.1	Geological Surveys

6.1.1	Geological Survey of Canada, 1967-1993

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (GSC) (Taylor, 1970; 1979). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division (Hornbrook et al., 1979). A regional lake sediment survey covering the QC portion of the area was completed during 1982 (Beaumier, 1982) and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990’s (Friske et al., 1993).

Several areas within the George River area, northwest of the Property, were mapped in more detail throughout the 1970s and 1980s by the QC Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2	NLDNR, 1980-2009

During this period, the NLDNR Geological Survey Division and Department of Mines and Energy have conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the NL Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it lead directly to the IOC discovery of the Strange Lake Alkalic Complex and associated REE and High Field Strength Elements (HFSE) mineralization (McConnell, 1980).

In 1984, as exploration continued at Strange Lake by IOC, the NL Geological Survey Division conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador (Ricketts, 1984).

In 1988 The Department of Mines, Mineral Development Division conducted additional lake sediment and water geochemistry sampling with a focus on rare metal mineralization in granitoid terranes in the Churchill Province (McConnell, 1988). All geochemical data for the Strange Lake area was re-analysed in 2009 (Batterson and Taylor, 2009).

Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson (and D. M. Taylor) in 1988, 1991, 2001, 2005, and 2009). Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets 14D/03, 04, 05 and 06 and 24A/08 and NL government geologists published research papers on the Strange Lake Alkalic Complex (e.g. Miller, 1986).

6.2	Mining Companies

6.2.1	IOC, 1979-1984

From September 1979 to March 1981, IOC completed several exploration programs on, and to the northeast of the Property. The exploration programs included:

•	reconnaissance geological mapping

•	a helicopter-borne radiometric survey

•	a ground radiometric survey

•	a limited amount of geochemical sampling including:

•	eight soil samples

•	six lake and stream sediment samples and one rock sample

•	a small track etch survey on eight sites

•	one 35.97 m diamond drill hole.

During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOC named the A Zone (renamed Main Zone by Quest).

From September 1981 to September 1982, IOC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200 m spaced intervals where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkalic Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included Ground Magnetometer, Very Low Frequency Electromagnetic (VLF-EM), and Induced Polarization Resistivity (IP-RES) geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data of ZrO2 and Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOC.

A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.

From July 3rd, 1979 to September 25th, 1980, IOC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100 ft terrain clearance and followed by a ground radiometric and magnetometer surveys.

Between January and December 1983, IOC completed geological, geophysical and geochemical surveys on the QC portion of the Strange Lake property. The geological survey was to re-map the alkali granite (1:10,000-scale), in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.

The ground spectrometer geophysical survey was carried out in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50 m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.

The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. A photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. North-east and south-west lineations were also observed.

IOC commissioned several metallurgical, conceptual and economic studies throughout the 1980’s to determine the economic viability of the deposit.

In 1982, IOC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of zirconium, beryllium, and REE’s. In 1983, IOC contracted K. D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOC retained Warren Spring Laboratory, in Hertfordshire, England, to report on the beneficiation of Strange Lake ore and the liberation of Y2O3 , Nb2O5, ZrO2, BeO and REO’s.

In 1984, Hazen was retained to review the metallurgical test work and propose a preliminary process design and layout to treat 30,000 t/d of Strange Lake ore focussing on the extraction of Y2O3 and ZrO2, and beryllium and pyrochlore (niobium ore).

In 1984, IOC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 t/a operation with processing located in Schefferville. The products of this study included ZrO2, Y2O3 and Nb2O5 .

In January and February 1985, IOC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios:

1.	selling 200 t/a Y2O3 (99.99% grade)

2.	selling 300 t/a Y2O3 (at two different grades).

Each scenario also included LREO’s and HREO’s based on market prices at that time.

In March 1985, Arthur D. Little, Inc. completed a marketing and economic viability study on the Strange Lake deposit on behalf of IOC. Arthur D. Little, Inc. concluded that yttrium demand was unlikely to increase fast enough for a 1989 start up of operations and recommended further economic studies.

6.2.2	AME, 1980

Between June and July 1980, Armco Mineral Exploration Ltd. (AME) conducted a helicopter-supported exploration program within an area covered by the IOC 1979 airborne survey to the south of the Property. Limited geochemical sampling included 51 soil samples, two esker sand samples, and nine rock samples (Risto, 1981).

6.2.3	Acadia, 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. (Acadia) to conduct a preliminary economic analysis on the Strange Lake ore based on historic metallurgical test work.

6.2.4	Mitsui, 1992-1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd., or Mitsui Kinzoku in Japanese, (Mitsui), a Japan-based metals supplier, conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and 1993,

Mitsui carried out a geological survey and study and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone ore minerals (then referred to as the ‘A Zone’. The testwork focussed on yttrium, zirconium, niobium, cerium and fluorine. The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

6.2.5	WMC, 2000-2001

During 2000 and 2001, WMC International Limited (WMC) completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the Property. Work included regional geological mapping and sampling, a greater than 60,000 line km aeromagnetic survey, a greater than 15,000 line km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground electromagnetic (EM) and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. Results from this exploration did not warrant additional work (McKinnon-Matthews et al., 2001 and Margeson et al., 2002).

6.2.6	Freewest, 2006 -2007

In 2006, Freewest staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. From August to September 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper-nickel in Block 3.

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Strange Lake Project “lies within the Paleoproterozoic Rae or SECP located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin” (Chamois and Cook, 2007).

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

The following is taken from Chamois and Cook, 2007.

The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.

The descriptions of the following domains are modified from Van der Leeden et al. (1999).

The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho- and paragneisses of granodioritic composition occur regionally within the assemblage.

The Lake Tudor Shear Zone is a regional feature of up to 20 km width, which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.

The De Pas domain consists essentially of the De Pas Batholith and flanking gneisses. The De Pas Batholith is a composite body varying in composition from a charnockitic opdalite in the west to a granite or granodiorite in the east. It has been traced for over 500 km in length and varies from 20 km to 50 km in width. The enveloping rocks consist of quartzo-feldspathic gneisses varying from granulite facies west of the batholith to amphibolite facies east of it.

The George River Shear Zone is a regional feature that can be traced for over 200 km and varies in apparent width from 6 km to 20 km. It is heterogeneous in nature and includes units of the Mistinibi-Raude domain to the east and some of the eastern gneisses of the De Pas domain. It consists of mylonites and cataclasites of various composition including metasediments, a variety of intrusive suites and lesser metavolcanics. Kinematic indicators suggest early lateral ductile movements, mainly dextral but some sinistral, extensional movements and late contractional brittle-ductile movements.

The Mistinibi-Raude domain can be divided into three subdomains. The central subdomain is the largest and consists of migmatitic, semipelitic gneisses and lesser post-tectonic granite and metamafics and metaultramafics. The southern subdomain consists of mylonites in the north and a heterolithic assemblage of metabasalts, metagabbros, metadiorites and paragneisses elsewhere. A small northwestern subdomain consists mainly of a sedimentary assemblage comprised of meta-arkose, quartzitic wacke, quartzite and lesser metasiltstone and calcarenite.

The Mistastin domain includes several units defined in the Mistinibi-Raude domain and major Elsonian intrusions. These post tectonic intrusions include parts of the Mistastin Batholith, the Michikamau Anorthosite, some rapakivi granites and the Lac Brisson peralkaline granite. Pillet (1985) describes the Lac Brisson peralkaline granite in greater detail” (Chamoise and Cook, 2007).

7.2	Property Geology

The Property is underlain mainly by the post-tectonic Mistastin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Mistastin Batholith and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration (e.g. Miller, 1984; Miller, 1986; Salvi & Williams-Jones, 1990; Salvi and Williams-Jones, 1996) work. The SLAC comprises several distinct phases that vary in modal abundance of rock forming minerals and the relative concentrations of REE and HFSE. Historically, IOC geologists differentiated these different phases based on the abundance of “exotic” minerals, which they describe as being comprised of gittinsite, elpidite, pyrochlore, zircon, clays, sphene, astrophyllite, narsarsukite and fluorite and other textural characteristics. Accordingly, they describe three general phases: an early “exotic-poor” (i.e. REE and HFSE poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite (e.g. Miller, 1984). In general, these units comprise quartz, potassium feldspar, albite, arfvedsonite and exotic minerals. Additional examination by academic researchers following the early industry exploration and research differentiated these granitic phases by petrographic phase relationships: the exotic-poor granite was termed hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed subsolvus (two-feldspar system) (e.g. Salvi & Williams-Jones, 1990). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research (e.g. Salvi & Williams-Jones, 1996) indicates that widespread high temperature (≥350°C) orthomagmatic sodium (Na)-rich fluids initially altered the subsolvus granites, which was followed by low temperature (≤200°C) externally derived calcium (Ca)-rich alteration fluids.

The western half of the Property is partially underlain by a north-south trending metasedimentary basin measuring from 15 km to 25 km in width and approximately 50 km in length. The basin consists of a 750 m to 1,000 m thick, subvertical sequence of weakly metamorphosed sandstone, arkosic sandstone and polymictic conglomerate. The upper portion of the stratigraphy consists of >90% whitish-pinkish quartz arenite with minor pebble-rich horizons. Cross bedding was identified in the western portion of the basin. Where present, the conglomerate occurs as elongated, oval-shaped lenses. The dominant north-south foliation appears to increase from west to east. This metasedimentary sequence is in contact with mafic metavolcanics, paragneisses and minor granitic intrusions to the west. To the east of the metasedimentary basin, interbedded grey phyllites, locally containing pyrite, were identified (Chamois and Cook, 2007).

9.0	MINERALIZATION

Two distinct styles of mineralization have been encountered on the area of the Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit. Uranium mineralization in this area is not subject to this report.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplite. The REE and HFSE-bearing phases are hosted primarily in pegmatites as relatively fine-grained phases or pseudomorphs. The gangue phases comprise quartz, feldspar, amphibole and pyroxene. The potential ore minerals comprise predominantly kainosite (Ca-Y-Cerium (Ce) silica/carbonate), gerenite (Y-REE silicate), gadolinite (Y-Beryllium (Be)-REE silicate), zircon, pyrochlore and gittinsite (Jambor, 1990). Uranium (U) occurs as a minor element with an average of 68 ppm U.

Table 9.1 below illustrates the elements and common oxides that occur in the B Zone deposit (Websites: Quest, Web Mineral). References to TREO, unless otherwise stated, include Y2O3.

Table 9.1     List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides
Associated Elements and Oxides
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO
Uranium	U	U3O8
Thorium	Th	ThO2
Yttrium	Y	Y2O3
Light Rare Earth Elements and Oxides
Lanthanum	La	La2O3
Cerium	Ce	Ce2O3
Praseodymium	Pr	Pr2O3
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Elements and Oxides
Europium	Eu	Eu2O3	TREO
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb2O3
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

10.0	EXPLORATION

10.1	Geophysical Surveys, 2008-2009

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400 m flight line spacings over the Strange Lake Property at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time Global Positioning System (GPS), and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest also conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

10.2	Exploration, 2009-2010

During the 2009 and 2010 exploration seasons, Quest collected a total of 714 samples from the Property, including 326 in 2009 and 388 in 2010. Samples were collected during prospecting, bedrock mapping and channel sampling. Geological mapping was conducted to further delineate historical geological maps, while channel sampling was done as follow-up on anomalous bedrock areas proximal to the B Zone.

Table 10.1     Summary of 2009 and 2010 Surface Sampling

Year	Mapping		Prospecting		Channel Sampling		Total
	Outcrop	Float	Outcrop	Float	Outcrop	Float
2009	—	—	89	224	13	—	326
2010	121	4	21	154	77	—	377

Total	121	4	110	378	90	—	703

10.3	Geological Mapping, 2010

Geological mapping was conducted during the 2010 exploration program and was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the “fluorite-hematite breccia zone”. Mapping samples were generally restricted to outcrop.

11.0	DRILLING

11.1	Drilling, 2009

11.1.1	2009 Drill Program

Quest completed a drill program on the Property between July and September, 2009. The drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are listed in Table 11.1 and shown in Figure 11.1 below. The remaining 30 drill holes were conducted on the Main Zone and are not subject to this report. An additional five drill holes were conducted for bulk sampling purposes totalling 340.0 m.

Quest contracted Boreal Drilling, based in Val d’Or, QC to carry out the drilling for the 2009 drill program. The drilling was conducted using two Versadrill 0.8 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, QC, using a Bell 206L and a Eurocopter B2 (A-Star).

The drill program over the B Zone was conducted to confirm historic drilling by IOC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 36.17 m and averaging 13.45 m. The thicknesses are apparent as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom Gemslogger™ and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Table 11.1     summarizes the drill holes completed on the B Zone deposit.

Table 11.1     Summary of 2009 B Zone Drilling

Drill Hole	UTM* (Easting)	UTM* (Northing)	Elevation (m)	Bearing (°Az)	Dip (°)	Length (m)
BZ09001†	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004†	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008†	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009†	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015†	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016†	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

Note:	*UTM coordinates are based on the NAD83 datum, Zone 20
†Drill hole deepened in 2010

All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, QC. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m.

All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field.

Figure 11.1    B Zone 2009 Drill Hole Location Map

427000
427500
428000
428500
6243000
6242500
Bulk Sample Traces*
BS09003
BS09002
BS09001**
BZ09001
BS09004
BS09005
* Inset is at 1:1,750 scale
**BS09001 is vertical
Lac Brisson
Location of Inset
BZ09015
BZ09001
BZ09017
BZ09019
BZ09002
BZ09018
BZ09003
BZ09006
BZ09010
BZ09004
BZ09005
BZ09012
BZ09016
BZ09007
BZ09008
BZ09011
BZ09009
BZ09014
BZ09013
Geology modified after Miller, 1984
0 100 200 300 400 m
NAD83/ZONE20N
Scale: 1:7,500
Historical Geology
Fluorite rich-breccia
Strange Lake Alkali Complex
Adamellite
Gneisses
Drill traces (inset)
Drill hole collar
QUEST
Quest Uranium Corp.
Strange Lake Project
B Zone Drill Hole Locations
Bulk Sample Location & Traces

11.1.2	Bulk Sampling Drilling

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work.

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 11.1) at the drill site and are listed in Table 11.2 below. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 11.2     Summary of the 2009 Bulk Sample Drilling

Drill Hole	UTM (Easting)	UTM (Northing)	Elevation (m)	Bearing (°Az)	Dip (°)	Length (m)
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5

Total						340.0

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014.3 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 L fuel drums. The drums were wire sealed and sent by deHavilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.

Metallurgical test work by Hazen was completed in November, 2010.

11.2	Drilling, 2010

From July to October 2010, Quest completed an extensive diamond drill program on the Property that consisted of approximately 14,270 m from 78 BQ ‘thin-wall’ (BTW) size drill holes over the B Zone deposit as well as the deepening of some of the 2009 drill holes. The aims of the 2010 drill program were to infill and continue to define the known deposit and resource. This drill program brings the total number of drill holes, excluding the 2009 bulk sample holes, completed on the B Zone deposit to 97 totalling roughly 17,474 m. Drill hole locations for the 2010 drill programs are shown in Figure 11.2.

For the 2010 drill program, Quest contracted Boreal Drilling to carry out the diamond drilling. The drilling was carried out using up to three Versadrill 0.3 drills and was supported by Eurocopter BA (A-Star) helicopter from Canadian Helicopters, based out of Sept-Îles, QC. The helicopter and crew were permanently stationed at Quest’s exploration camp.

All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 53.37 m (BZ10040) and averaging 15.08 m. The thicknesses approximate true thicknesses as the drill holes plunge sub-vertically (with the exception of BZ09015 and BZ10030), while the lithology and mineralized units are sub-horizontal or dip gently, approximately 5° to 10°, to the northwest.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and sampled on intervals ranging from 0.2 m to 2.0 m. Once completed, the drill core was sawn in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. All drill core was photographed after the core was sawn in half.

The drill core boxes from the 2010 drill program are stored on site, in outdoor core racks at Quest’s Strange Lake exploration camp. This is located adjacent to the B Zone, on the edge of Lac Brisson.

All 2010 drill hole collars, at the Strange Lake Project, were surveyed by Corriveau J. L. & Associates Inc., based in Val d’Or, QC. All collars were surveyed with an R8 Trimble real time differential GPS and were surveyed to an accuracy of ± 0.03 m horizontal (X-Y) and ± 0.05 m vertical (Z).

Figure 11.2     2010 Drill Program, Drill Hole Location Map

11.3	Drilling, Winter 2011

Quest conducted a winter drilling program in January 2011. A total of 3,005.6 m of drilling was completed on the B Zone from 21 drill holes to test the northern extension of the mineralized pegmatite and granite units that gently dip underneath Lac Brisson. Included in this drilling is one drill hole completed for metallurgical and geotechnical testing. These drill holes are listed in Table 11.3 below and shown in Figure 11.3.

At the time of writing, the assay analysis of the drill core from this drill program was not yet complete.

This drilling is not included in the current resource estimate update.

Table 11.3     Summary of 2011 Winter Drill Program

Drill Hole	UTM* (Easting)	UTM* (Northing)	Elevation (m)	Bearing (°Az)	Dip (°)	Length (m)
BZ11097	428110.00	6243261.00	445.25	0	-90	153.0
BZ11098	428014.00	6243234.00	445.25	0	-90	150.0
BZ11099	428110.00	6243261.00	445.25	142	-50	154.0
BZ11100	428014.00	6243234.00	445.25	142	-50	156.0
BZ11101	428082.00	6243328.00	445.25	0	-90	129.0
BZ11102	427985.00	6243295.00	445.25	0	-90	117.0
BZ11103	428045.00	6243393.00	445.25	0	-90	140.0
BZ11104	428053.00	6243280.00	445.25	0	-90	159.0
BZ11105	428195.00	6243279.00	445.25	150	-65	159.0
BZ11106	428143.00	6243309.00	445.25	0	-90	119.0

Drill Hole	UTM* (Easting)	UTM* (Northing)	Elevation (m)	Bearing (°Az)	Dip (°)	Length (m)
BZ11107	428061.00	6243242.00	445.25	150	-55	95.1
BZ11108	428192.00	6243329.00	445.25	0	-90	168.0
BZ11109	428156.00	6243387.00	445.25	0	-90	137.0
BZ11110	427965.00	6243221.00	445.25	150	-50	149.0
BZ11111	428255.00	6243321.00	445.25	0	-90	139.0
BZ11112	428015.00	6243340.00	445.25	0	-90	117.0
BZ11113	428217.00	6243383.00	445.25	0	-90	89.0
BZ11114	428184.00	6243439.00	445.25	0	-90	129.0
BZ11115	428305.00	6243311.00	445.25	0	-90	138.5
BZ11116	428366.00	6243315.00	445.25	0	-90	107.0
BZ11117	428278.00	6243375.00	445.25	0	-90	149.0
MET11001	428107.00	6243146.00	457.00	170	-55	152.0

TOTAL						3,005.6

Note:	*UTM coordinates are based on the NAD83 datum, Zone 20

Figure 11.3     2011 Winter Drill Program, Drill Hole Location Map

12.0	SAMPLING METHOD AND APPROACH

The following is an excerpt [from] Quest’s Sampling Procedure and Quality Control-Quality Assurance (QA-QC) Protocol from 2009. There has been no change to this protocol for the 2010 drill program. Wardrop has reviewed and observed the following QA-QC protocol and finds this meets or exceeds industry standards and norms.

12.1	Introduction

Sampling procedures and accepted QA-QC protocol dictate that a minimum of 5% of samples should comprise QA-QC samples i.e. standards, duplicates and blanks. Quest will endeavour, whenever possible to apply this protocol to all samples collected. To this end, the following describes the procedure for insertion of standard, blank and duplicate samples.

12.2	General

All tag books will be entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database will also list where standards, blanks and duplicates are inserted and will differentiate drill core samples from rock samples. Sample tag books shall be pre-labelled to insure that QA-QC samples are not missed or placed out of sequence. The second tag in the books should be marked on not the first. The first tag goes with the sample to the lab.

It is important that all QA-QC samples are “blind”, that is, that the name of the standard and blank are not marked on the sample bag or the tag that is sent to the lab; likewise duplicate samples should not be labelled as duplicates on the tags that go to the lab. Table 12.1 summarizes the frequency and type of QA-QC samples to be used by Quest staff.

Table	12.1 QA-QC Sample Description

Sample Type	Sample (set 1)	Sample (set 2)	Frequency
Sample Type	Sample (set 1)	Sample (set 2)	Frequency
Duplicate (A/B)	xxxx48 (duplicate of xxxx47)	xxxx98 (duplicate of xxxx97)	1/50
Blank (high purity silica sand)	xxxx25	xxxx75	1/50*
Standard BZLG[1]	xxxx00	n/a	1/50
Standard BZMG[1]	n/a	xxxx50	1/50

Note:	*unless inserted after high-grade core

12.3	Sampling Procedure

Samples should not overlap between different rock and/or sharply defined alteration types, such as dark green alteration in the granite (this does not include presence or absence of melacratic inclusions at Strange Lake); therefore where geological and/or alteration contacts occur, the sample should be split at the contact. Mineralized or anomalous zones, including all pegmatites but otherwise defined as having elevated radioactivity and or focused zones of alteration, should aim to be 1 m or less but greater than 20 cm, while unmineralized (average background radioactivity or weakly altered) samples should aim to be 2 m long; exceptions to this may be at the end of the drill hole (last sample) if there is minimal alteration; samples should never exceed 3 m.

For each sample, the from-to interval shall be marked on the core using yellow grease pencils by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [g your sample # here f]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. The line is a guide for the technician so that they can saw the core first in half as per normal sampling and then split that half – each duplicate is thus a quarter of the core. When entering sample info for duplicates into the drilling database, duplicates should be named “Duplicate A” and “Duplicate B” – the former being the sample duplicated and the latter being the duplicate. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval. All core samples are split by core saw.

12.4	QA-QC Protocol

To attain a minimum of 5% QA-QC sample rate, standards and blanks will be inserted as two standard samples per hundred samples (2%) and two blank samples per hundred samples (2%). Duplicate samples will be inserted as two every hundred samples as well (2%). Importantly, as an additional check on lab procedures and cleanliness, for any interval of high-grade mineralization greater than 2 m (i.e. two samples) an additional blank may be inserted following the final mineralized samples. Clear communication between the geologist and the technician must be maintained to insure that these blanks are being inserted properly.

12.5	Rock Sample Protocol

A similar rate of QA-QC samples shall be used for rock samples, where standards, blanks and duplicates are inserted one per fifty samples. As per above, sample tag books will be pre-marked with these QA-QC samples written on the tags to insure they are not used for rock samples. The geologist who prepares sample shipments is responsible for gathering used tag books and inserting the QA-QC samples to the sample shipments.

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Sample Preparation

All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 g, and pulverized under hardened steel to 95% passing through 105 micron screen.

Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.

13.2	Sample Analysis

Upon receipt of the samples at Actlabs in Ancaster, the samples underwent several analyses for the various elements and lithogeochemistry.

13.3	Sample Security

From the drill core logging facility, once a sample interval of drill core was logged and sawed in halves, one half core was replaced in the core box and the other half core placed in a sample bag with its corresponding sample tag and sealed.

The individual sample bags of drill core are placed in rice bags and, then sealed and labelled. The rice bags of core samples are stored in the core logging facility until an available transport is able to fly the rice bags to Actlab’s sample preparation facility in Goose Bay, NL. From Goose Bay, the prepared samples were sent to Actlab’s laboratory facility in Ancaster, Ontario, for analysis. The remaining pulps and sample rejects are stored in Actlab’s facility in Goose Bay. Wardrop is of the opinion that the sample preparation, security, and analytical procedures are adequate and satisfactory.

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Introduction

The Resource Estimate Update for the B Zone REE deposit is prepared to comprise two domains (granite and pegmatite) as a result of improved knowledge of the deposit gained from the additional drill hole information and the estimate is based on that premise.

A cut-off grade of 0.579 TREO% was chosen for the Strange Lake B Zone deposit resource estimate update based on the economics derived from a Whittle open pit optimization. Wardrop considers this cut-off grade to be reasonable.

17.1.1	Database

Quest has supplied all of the digital data for the resource estimate. This data was compiled from the assay analysis, which came directly to Quest from ActLabs in Adobe Acrobat and Microsoft Excel formats, and was imported into Gemcom GEMS 6.2.4 Resource Evaluation Edition.

The drill hole dataset included the header files and 16 other tables (including tables for the survey files, assay files and lithology files). All tables from Quest have been imported into GEMS. The dataset included 97 drill holes with 10,725 assay values, and 447 survey readings. All drill holes were used in the interpretation of the B Zone. A manual check on the database was made to search for obvious errors, such as negative values and overlapping sample intervals, prior to statistical treatments. No errors were found in the database.

17.1.2	Specific Gravity

Quest conducted bulk density readings on 631 samples from the B Zone. Quest collected the bulk density data on samples of whole core during the 2009 drilling campaign using the immersion method at the Vale Sudbury offices and performed according to the Vale protocol. However, for the 2010 drilling program, Quest determined the bulk density of various rock types in the field using samples of split core and followed the same Vale protocol. The bulk density readings in the B Zone database were grouped into 141 pegmatite samples and 490 granite samples.

Overall, the specific gravity values range from 2.48 to 2.99 g/cc. The summary statistics of the specific gravity results are listed in Table 17.1.

Table 17.1     Summary Statistics for Specific Gravity Data (g/cc)

	Count	Minimum	Maximum	Standard Deviation	Mean
Pegmatite	141	2.51	2.99	0.08	2.74
Granite	490	2.48	2.90	0.04	2.72

For purposes of the resource estimate, all pegmatites in the block model were assigned to a density of 2.74 g/cc and all granites in the block model and country rock, were assigned a density of 2.72 g/cc.

17.2	Exploratory Data Analysis

Exploratory data analysis is the application of various statistical tools to explain the characteristics of the data set. In this case, the objective is to understand the population distribution of the grade elements through the use of such tools as histograms, descriptive statistics and probability plots.

17.2.1	Raw Assays

Raw assay statistics for the entire dataset are shown in Table 17.2. Raw Statistics by domain are shown in Tables 17.3 and 17.4. Only those values greater than zero were used in the statistical analysis.

Table 17.2     Raw Assay Statistics (No Zeroes)

	Length	ZrO2%	Nb2O5%	HfO2%	Be (ppm)	U (ppm)	Th (ppm)
Count	10,726	10,725	10,725	10,725	10,725	10,725	10,725
Minimum	0.030	0.010	0.002	0.0002	9	2	8
Maximum	4.000	11.556	3.217	0.244	10,140	1,110	29,200
Mean	1.583	2.071	0.203	0.050	344	64	353
Standard Deviation	0.599	0.960	0.163	0.021	500	48	537
Variance	0.359	0.922	0.027	0.0004	250,249	2,270	288,479
Coefficient of Variance	0.378	0.464	0.802	0.417	1.455	0.741	1.523

Table 17.3     Summary of Raw Assay Statistics for Pegmatites

	Length	ZrO2	Nb2O5	HfO2	Th	U	Be	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Count	1845	1845	1845	1845	1845	1845	1845	1845	1845	1844	1845	1844	1812	1844	1843	1845	1843	1844	1841	1845	1845	1845
Minimum	0.03	0.012	0.002	0.000	8.400	2.000	9.000	0.001	0.003	0.002	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.000	0.000	0.003
Maximum	3.52	11.101	3.217	0.203	29200	1110	10140	5.830	14.169	1.732	6.763	1.100	0.287	0.593	0.128	0.964	0.219	0.638	0.096	0.499	0.062	6.589
Mean	0.76	3.176	0.381	0.071	762	124	823	0.188	0.443	0.050	0.183	0.049	0.003	0.053	0.012	0.090	0.021	0.068	0.011	0.069	0.010	0.654
Standard Deviation	0.37	1.474	0.290	0.032	1115	85	978	0.221	0.567	0.068	0.255	0.054	0.007	0.053	0.013	0.092	0.021	0.062	0.009	0.048	0.006	0.637
Variance	0.14	2.173	0.084	0.001	1243889	7176	956682	0.049	0.321	0.005	0.065	0.003	0.000	0.003	0.000	0.009	0.000	0.004	0.000	0.002	0.000	0.406
Coefficient of Variance	0.48	0.464	0.762	0.454	1.463	0.682	1.188	1.176	1.280	1.369	1.390	1.107	2.305	1.005	1.025	1.025	0.988	0.916	0.808	0.690	0.598	0.974

Table 17.4     Summary of Raw Assay Statistics for Subsolvus Granites

	Length	ZrO2	Nb2O5	HfO2	Th	U	Be	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Count	8880	8880	8880	8880	8880	8880	8880	8880	8880	8880	8880	8880	8863	8880	8879	8880	8880	8880	8879	8880	8880	8880
Minimum	0.00	0.1044	0.031	0.0027	14.600	4.400	14.000	0.012	0.024	0.003	0.010	0.002	0.001	0.002	0.001	0.003	0.001	0.002	0.001	0.002	0.000	0.048
Maximum	4.00	11.566	2.155	0.244	5780	540	7686	1.314	2.494	0.271	1.034	0.194	0.013	0.291	0.073	0.499	0.103	0.279	0.033	0.147	0.024	3.247
Mean	1.75	1.841	0.166	0.045	268	52	244	0.124	0.261	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.214
Variance	0.24	0.355	0.007	0.000	48002	352	45918	0.001	0.006	0.000	0.001	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.009
Standard Deviation	0.49	0.596	0.081	0.014	219	19	214	0.037	0.076	0.009	0.033	0.007	0.001	0.008	0.002	0.013	0.003	0.010	0.002	0.010	0.001	0.094
Coefficient of Variance	0.28	0.324	0.489	0.305	0.819	0.361	0.877	0.300	0.291	0.298	0.307	0.311	0.429	0.346	0.405	0.428	0.445	0.446	0.458	0.450	0.463	0.439

17.2.2	Capping

Cumulative probability plots and descriptive statistics were used to assess the need for capping of metal assays. Typically, a step-change in the profile or a separation of the data points is present if there are different populations in the dataset. High value outliers will show up in the last few percent of a cumulative probability plot (in the 97% to 100% range) and the break in the probability distribution may be selected as a capping level.

17.4.4	Mineral Resource Classification

The updated block model and mineral resource for the Strange Lake B Zone deposit is classified as having both Indicated and Inferred Resources based on drill hole spacing and sample data population. The resource update is constrained to within 50 m of the outside drill holes delineating the current deposit. Block below a depth of 200 m from surface remained unclassified due to the low density of sample data below this depth. The block model is further constrained by a Whittle pitshell, Pitshell 55, using Gemcom WHITTLE software. The pitshell was developed over the B Zone block model using all block in the model.

The mineral resource estimates for the Strange Lake B Zone deposit, effective April 8, 2011, at 0.579 TREO% cut-off grade are: an Indicated Resource of 140.3 Mt at 0.933 TREO% and an Inferred Resource of 89.6 Mt at 0.882 TREO%. The resources were estimated by OK method for the 15 individual REOs and six associated metal oxides. The TREO%, HREO% and LREO% are a sum of the individual interpolations. No recoveries have been applied to the interpolated estimates.

Tables 17.21 and 17.22 below summarize the Indicated and Inferred Resource estimates for the Strange Lake B Zone deposit at various cut-off grades above a 0.579 TREO% cut-off. Tables 17.23 and 17.24 present the Indicated and Inferred Resource Estimates by individual REOs respectively.

Table 17.21     Indicated Resource Estimate for the Strange Lake B Zone Deposit

TREO% Cut-off	Density (t/m3)	Tonnage (t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	HREO:TREO Ratio
1.20%	2.72	8,095	2.77	0.37	0.06	0.19	0.01	0.07	1.655	0.849	0.806	51%
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	0.01	0.06	1.487	0.733	0.754	49%
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	0.01	0.05	1.274	0.586	0.688	46%
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	0.01	0.05	1.164	0.511	0.653	44%
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	0.01	0.04	1.068	0.449	0.619	42%
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	0.01	0.04	1.000	0.408	0.592	41%
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.01	0.04	0.961	0.385	0.575	40%
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.01	0.03	0.941	0.375	0.566	40%
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.01	0.03	0.935	0.372	0.563	40%
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.01	0.03	0.933	0.371	0.562	40%

Note:	*Includes Y2O3
**See Table 17.22

Table 17.22     Indicated Resource Estimate for the Strange Lake B Zone Deposit by REOs

TREO% Cut-off	Density (t/m3)	Tonnage (t x 1000)	La2O3%	Ce2O3%	Pr2O3%	Nd2O3%	Sm2O3%	Eu2O3%	Gd2O3%	Tb2O3%	Dy2O3%	Ho2O3%	Er2O3%	Tm2O3%	Yb2O3%	Lu2O3%	Y2O3%	TREO%
1.20%	2.72	8,095	0.171	0.391	0.044	0.159	0.042	0.003	0.045	0.011	0.077	0.018	0.058	0.009	0.059	0.009	0.560	1.655
1.10%	2.72	12,044	0.161	0.365	0.041	0.149	0.038	0.002	0.040	0.009	0.067	0.015	0.050	0.008	0.051	0.007	0.482	1.487
1.00%	2.72	23,052	0.150	0.332	0.037	0.136	0.033	0.002	0.034	0.008	0.054	0.012	0.039	0.006	0.040	0.006	0.384	1.274
0.95%	2.72	36,359	0.144	0.314	0.035	0.129	0.031	0.002	0.031	0.007	0.047	0.011	0.034	0.005	0.035	0.005	0.334	1.164
0.90%	2.72	60,529	0.138	0.297	0.033	0.123	0.029	0.002	0.028	0.006	0.042	0.009	0.030	0.005	0.030	0.004	0.292	1.068
0.85%	2.72	93,139	0.132	0.284	0.032	0.118	0.027	0.001	0.026	0.006	0.038	0.009	0.027	0.004	0.028	0.004	0.265	1.000
0.80%	2.72	120,526	0.129	0.275	0.031	0.114	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.026	0.004	0.250	0.961
0.75%	2.72	135,033	0.127	0.271	0.030	0.112	0.026	0.001	0.025	0.005	0.035	0.008	0.025	0.004	0.025	0.004	0.243	0.941
0.70%	2.72	138,967	0.127	0.269	0.030	0.112	0.025	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.241	0.935
0.579%	2.72	140,259	0.126	0.269	0.030	0.112	0.025	0.001	0.025	0.005	0.034	0.008	0.024	0.004	0.025	0.004	0.241	0.933

Notes:

1.	Total Rare Earth Oxides (TREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3,Gd2O3 , Tb2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .
2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3 , Gd2O3, Tb2O3, Tb2O3 , Dy2O3, Ho2O3, Er2O3 , Tm2O3, Yb2O3, Lu2O3 and Y2O3.
3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	Effective date of the resource estimate is April 8, 2011.
5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.
6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.
7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.
8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:

•

any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.

9.	The resource estimate is based on:

•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•

The block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	The resource estimate assumes 100% recovery.

Table	17.23 Inferred Resource Estimate for the Strange Lake B Zone Deposit

TREO% Cut-off	Density (t/m3)	Tonnage (t x 1000)	ZrO2%	Nb2O5%	HfO2%	BeO%	U3O8%	ThO2%	TREO%	HREO%	LREO%	HREO:TREO Ratio
1.20%	2.73	2,572	2.57	0.30	0.06	0.15	0.01	0.07	1.532	0.764	0.768	50%
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	0.01	0.06	1.391	0.663	0.728	48%
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	0.01	0.05	1.210	0.535	0.676	44%
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	0.01	0.04	1.109	0.465	0.644	42%
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	0.01	0.04	1.023	0.410	0.613	40%
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.01	0.03	0.958	0.372	0.586	39%
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.01	0.03	0.915	0.349	0.566	38%
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.01	0.03	0.892	0.338	0.554	38%
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.01	0.03	0.885	0.335	0.550	38%
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.01	0.03	0.882	0.334	0.548	38%

Note:	*Includes Y2O3
**See Table 17.24

Table	17.24 Inferred Resource Estimate for the Strange Lake B Zone Deposit by REOs

TREO% Cut-off	Density (t/m3)	Tonnage (t x 1000)	La2O3%	Ce2O3%	Pr2O3%	Nd2O3%	Sm2O3%	Eu2O3%	Gd2O3%	Tb2O3%	Dy2O3%	Ho2O3%	Er2O3%	Tm2O3%	Yb2O3%	Lu2O3%	Y2O3%	TREO%
1.20%	2.73	2,572	0.164	0.368	0.042	0.154	0.040	0.002	0.043	0.010	0.070	0.016	0.051	0.008	0.053	0.008	0.503	1.532
1.10%	2.72	4,033	0.158	0.347	0.040	0.146	0.037	0.002	0.039	0.009	0.061	0.014	0.044	0.007	0.045	0.006	0.435	1.391
1.00%	2.72	8,299	0.150	0.321	0.037	0.135	0.033	0.002	0.033	0.007	0.050	0.011	0.035	0.006	0.036	0.005	0.350	1.210
0.95%	2.72	14,421	0.145	0.306	0.035	0.128	0.030	0.002	0.030	0.006	0.043	0.010	0.031	0.005	0.031	0.004	0.303	1.109
0.90%	2.72	26,825	0.139	0.292	0.033	0.122	0.028	0.001	0.027	0.006	0.038	0.009	0.027	0.004	0.027	0.004	0.266	1.023
0.85%	2.72	47,205	0.133	0.279	0.031	0.116	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.241	0.958
0.80%	2.72	70,286	0.129	0.270	0.030	0.112	0.025	0.001	0.024	0.005	0.033	0.007	0.023	0.004	0.023	0.003	0.226	0.915
0.75%	2.72	84,291	0.126	0.264	0.030	0.110	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.219	0.892
0.70%	2.72	88,383	0.125	0.262	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.217	0.885
0.579%	2.72	89,629	0.125	0.261	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.216	0.882

Notes:

1.	Total Rare Earth Oxides (TREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3,Gd2O3 , Tb2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .
2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3 , Gd2O3, Tb2O3, Tb2O3 , Dy2O3, Ho2O3, Er2O3 , Tm2O3, Yb2O3, Lu2O3 and Y2O3.
3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	Effective date of the resource estimate is April 8, 2011.
5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.
6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.
7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.
8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:

•

any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.

9.	The resource estimate is based on:

•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•

The block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	The resource estimate assumes 100% recovery.

19.0	INTERPRETATION AND CONCLUSIONS

Wardrop has completed an NI 43-101 resource estimate update for the B Zone deposit at the Strange Lake Project. The mineral resource B Zone deposit is classified as having both Indicated and Inferred Resources based on drill hole spacing and sample data population. The resource update is constrained to within 50 m of the outside drill holes delineating the current deposit. Blocks below a depth of 200 m from surface remained unclassified due to the low density of sample data below this depth. The block model is further constrained by a Whittle pitshell, Pitshell 55, using Gemcom™ Whittle software. The pitshell was developed over the B Zone block model using all block in the model.

The mineral resource estimates for the Strange Lake B Zone deposit, effective April 8, 2011, at 0.579 TREO% cut-off grade are: an Indicated Resource of 140.3 Mt at 0.933 TREO% and an Inferred Resource of 89.6 Mt at 0.882 TREO%. The resources were estimated by OK method for the 15 individual REOs and six associated metal oxides. The TREO%, HREO% and LREO% are a sum of the individual interpolations. No recoveries have been applied to the interpolated estimates.

20.0	RECOMMENDATIONS

20.1	Geology Recommendations

Wardrop recommends that additional drilling be conducted to develop the B Zone deposit, both within the core of the deposit as well continuing to delineate the higher grade pegmatite domain to the south. It is also recommended further infill drilling in northeast portion of the deposit should continue in order to develop the resources in this area. As most drilling to date has been drilled vertically, Wardrop also recommends that several inclined holes be considered to investigate the presence of noted sub-vertical faulting along the current northwest boundary of the B Zone deposits, and to improve the confidence in the continuation of the pegmatite domain and overall grade distribution between drill fences.

It is also recommended that a detailed topographic survey over the B Zone and immediate surroundings be undertaken. This will serve the purpose of more accurate surfaces for any resource estimate updates and future mine planning and design.

20.2	Mining Recommendations

For future studies, it is recommended that any future drilling on the B Zone should include the collection of geotechnical and hydrogeological data. This data will be used:

•	To determine pit dewatering parameters, the permeability of the safety pillar between Lac Brisson and the base case open pit needs to be assessed to determine in-pit water inflow.

•	To determine the stability of planned pit wall slopes and typical orientations in different rock types.

•	To determine the stability of the waste dump needs to be accessed for the next level of study.

•	To assess the acid generating potential of the waste and the possibility of metal leaching to determine if these factors will be an issue.

•	To assess the permafrost potential to determine if this will be an issue. This would require bore holes drilled with brine and thermistor strings installed.

Other Properties

In addition to its interests in the Strange Lake Property, Quest also holds various interests in the following properties: Misery Lake, Québec and Newfoundland and Labrador; Alterra Strange Lake, Newfoundland and Labrador; Ramusio Lake, Québec and Newfoundland and Labrador; Nanuk, Québec; and Plaster Rock, New Brunswick.

These properties are not considered by the Corporation to be material for the purposes of NI 43-101. They are currently in the exploration stage and are without a known body of commercial ore or economic deposit of minerals. However, the Corporation has elected to describe below the properties for which exploration costs have been incurred and with respect to which the Corporation is not writing-off such costs in conformity with CICA Accounting Guideline, Enterprises in the Development Stage, AcG-11.

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property is composed of 30 claims covering 750 hectares contiguous to the east of Quest’s 100%-owned Strange Lake project. Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (Figure 1).

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkalic Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Current Work

Assays were received from a four-hole winter diamond drill program representing 310.3 m (see Table 1, Figure 1, below). The drilling program tested an area of surface mineralization, known as the A-Zone, located approximately three km south-southeast of Quest’s B-Zone REE deposit. The drill results have confirmed the presence of strong, near-surface pegmatite- and aplite-style REE mineralization and justify further drill investigation of the area. Drilling indicates the occurrence to be a set of relatively flat dipping horizontal aplite-pegmatite sheets. The mineralization has been defined over cumulative vertical thicknesses of almost 46.0 m.

Table 1 – Best Winter Diamond Drilling Results, Alterra Option Property, Newfoundland and Labrador

Borehole	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%	HREO/TREO %
ALT11001	2.00	84.00	82.00	0.49	0.30	0.19	38.75
ALT11001	2.00	34.00	32.00	0.31	0.20	0.12	37.04
ALT11001	29.35	39.50	10.15	0.72	0.41	0.31	42.72
ALT11001	34.00	84.00	50.00	0.60	0.37	0.24	39.32
ALT11001	34.12	38.67	4.55	1.03	0.58	0.45	43.99

Borehole	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%	HREO/TREO %
ALT11002	4.92	77.23	72.31	0.84	0.34	0.49	58.97
including	11.48	57.45	45.97	1.13	0.42	0.71	62.65
and including	19.03	43.00	23.97	1.78	0.60	1.18	66.46
and including	22.00	36.74	14.74	2.37	0.70	1.67	70.38
and including	22.00	24.00	2.00	2.59	0.92	1.67	64.41
and including	28.26	32.77	4.51	4.37	0.96	3.41	77.99
and including	38.58	42.00	3.42	1.10	0.64	0.46	41.95
and including	56.30	57.45	1.15	2.01	0.73	1.28	63.68

ALT11003	1.03	81.58	80.55	0.58	0.36	0.23	38.71
including	1.03	26.28	25.25	0.69	0.45	0.24	34.16
and including	33.53	40.25	6.72	1.11	0.58	0.53	47.74
and including	33.53	61.55	28.02	0.72	0.40	0.32	44.44
and including	48.52	53.62	5.10	1.15	0.71	0.44	38.50
and including	58.61	58.96	0.35	1.61	0.60	1.02	63.04
and including	61.30	61.55	0.25	2.07	0.70	1.37	66.14

ALT11004	3.60	67.50	63.90	0.57	0.35	0.22	38.05

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O 3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O 3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3 =gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3 =dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3 =erbium oxide, Tm2O3=thulium oxide (*), Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O 3=praseodymium oxide, Nd2O3 =neodymium oxide, Sm2O3=samarium oxide; HREO=heavy rare earth oxides, includes Y2O3 =yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3 =dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal REO on the Alterra property are depicted by an asterisk (*).

The better grades observed in drilling are similar to the pegmatite-style of mineralization observed on Quest’s Strange Lake B-Zone rare earth deposit. Mineralization is composed of a high proportion of pegmatite sheets that are intercalated with weakly to moderately altered Strange Lake peralkaline granite. Hematite alteration, which characterizes the better grades of mineralization and is extensively developed at the B-Zone, appears to be restricted to the mineralized pegmatites and within a narrow envelop in the adjacent host granite.

Future Exploration Activities

Quest has committed to a second year of work on the Alterra-Strange Lake project and will continue drilling on this zone during the winter of 2012 as well as test alternative rare earth targets identified on the property. Summer drilling on the property will be considered if the winter results offer encouragement.

Figure 1 – Alterra/Search Minerals Option Property Location Map, Newfoundland and Labrador

Misery Lake Rare Earth Project, Québec and Newfoundland and Labrador

The Misery Lake Property consists of a single claim block comprising 1,685 claims, with 1,640 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,254 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest’s crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. The exploration led to the identification of three large, rare earth bearing, ring features that are characterized as a series of five to six-km diameter, compositionally-zoned granitic alkali complexes. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

Exploration work on the property consisted of a detailed prospecting and geological mapping program followed by a six-hole, 1,894 m diamond drilling program. In late summer 2011, Quest undertook a detailed prospecting and mapping program over the three-ring features and other radiometric anomalies on the property. From July to October 2011, the prospecting and mapping crews sampled a total of 242 grab and channel samples. Values of up to 5.70 % total rare earth oxides (TREO), 43.32 % iron oxide (Fe2O3), 2.98 % titanium oxide (TiO2), 1.05 % phosphate (P2O5), 0.37 % niobium oxide (Nb2O5) and 3.39 % zirconium oxide (ZrO2) were returned from grab sampling of bedrock and locally-derived boulders (see Table 2 and Figure 2). One of the most important features observed during the detailed mapping program was a series of outcrops showing sub-horizontal magmatic layering dipping into the centre of the intrusive complex. This observation proves that this intrusion is sub-horizontal (bowl shape) and not sub-vertical (inverse cone shape) as previously interpreted. During October and November 2011, a six-hole (ML11009 to ML11014, Figure 3) drilling program was completed over the best magnetic and radiometric anomalies, going from anomalies located at the center of the intrusion towards its outer limits to the northeast and northwest. A total of 1,894 m were drilled and 1,126 core samples were sent to Actlabs in Ancaster, Ontario. Units intersected in the drilling mainly consist of fine to medium and coarse grained syenite, inclusion bearing syenite and syenitic pegmatite. Syenite is composed of quartz, feldspars, aegirine, arfvedsonite, olivine and magnetite, with zircon, pyrite and interstitial fluorite. Most of the contacts are generally gradational. Pegmatites consist of dykes or pods and are composed of pegmatitic quartz, feldspars with rare biotite and amphibole. The best assay result came from borehole ML11010 with a value of up to 6.77 % TREO over an interval of 0.71 m at a depth of 39.7 m below surface. More assay results from drill-core are reflected in Table 3.

Future Exploration Activities

Given the success of the 2011 exploration programs at Misery Lake, Quest intends to significantly expand the scope of exploration on the property in 2012. Quest intends to set-up a temporary camp on the property. A program of ground and airborne geophysics, prospecting, detailed geological mapping and geochemical sampling all followed by a 12,000-metre diamond drilling program is currently in planning to continue testing the Misery intrusion and others recently identified to the south. Further drilling is also planned around borehole ML11010 which returned important REE mineralization with several values above background level.

Table 2 – Best Analytical Results from Grab Samples, Misery Lake Project, Québec

Sample	Sample type	TREO (%)	HREO (%)	HREO/TREO %
205606	Outcrop	5.74	3.11	54.08
205595	Boulder	2.22	0.06	2.79
205754	Outcrop	2.51	0.05	2.11
205668	Outcrop	2.34	0.17	7.30

Table 3 – Best Analytical Results from Diamond Drilling, Misery Lake Project, Québec

Hole Number	Sample	From (m)	To (m)	Thickness (m)	TREO (%)	HREO (%)	HREO/TREO %
ML11009	127101	15.42	17.50	2.08	1.61	0.22	13.40

ML11010	127264	39.69	40.40	0.71	6.77	1.13	16.72
ML11010	127281	62.35	62.80	0.45	1.71	0.30	17.66
ML11010	127290	77.25	77.50	0.25	1.25	0.21	17.20
ML11010	127351	167.57	169.00	1.43	1.73	0.96	55.43
ML11010	127359	180.60	181.00	0.40	2.62	0.43	16.31

ML11011	127549	79.20	79.43	0.23	1.98	0.32	16.37

ML11013	127954	256.00	258.00	2.00	1.40	0.2	14.05

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O 3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O 3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3 =gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3 =dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3 =erbium oxide, Tm2O3=thulium oxide (*), Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O 3=praseodymium oxide, Nd2O3 =neodymium oxide, Sm2O3=samarium oxide; HREO=heavy rare earth oxides, includes Y2O3 =yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3 =dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal REO on the Alterra property are depicted by an asterisk (*).

Figure 2: Surface Grab Sample Location Map, Misery Lake Project, Québec

Figure 3 – Diamond Drillhole Location Map, Misery Lake Project, Québec

Ramusio Rare Earth Project, Québec and Newfoundland and Labrador

The Ramusio Property consists of a single claim block comprising 53 claims, with 36 claims in Québec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result of newly-released Newfoundland and Labrador Government regional airborne magnetic data. The magnetic data indicated a number of circular magnetic features similar to the ring features observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

Current Work

No exploration work was conducted on this property in 2011. During the year, a total of 41 claims were dropped in Newfoundland and Labrador.

Future Exploration Activities

Exploration work will be required in 2012 to evaluate the combined magnetic and radiometric anomalies. A combined detailed prospecting and mapping program has been proposed for 2012.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 262 claims and totaling 12,691 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. The property covers four significant areas of bedrock uranium mineralization, covering an area of four km2. The uranium mineralization is associated with a sequence of tightly-folded, medium to coarse grained, biotite bearing leuco-granite horizons. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.

Current Work

During 2011, no exploration work was conducted on the property. During 2011, a total of 74 claims were allowed to lapse in the southern portion of the property where previous work did not return any significant results. The current Nanuk claim block still covers all significant uranium mineralization.

Future Exploration Activities

Additional exploration work will be required in 2012 to obtain sufficient credits to maintain the claims in good standing.

Plaster Rock Uranium and Copper Project, New Brunswick

Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81-claim property comprises 1,296 hectares and straddles an eight-km long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated, in addition to several historical soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.

Current Work and Future Exploration Activities

During 2011, no exploration work was conducted on the property. All remaining 81 claims will be allowed to lapse when they come due in 2012.

RISK FACTORS

In the course of its business and affairs, the Corporation faces the following risks factors, several of which apply to a business involved in mineral exploration and most of which are beyond the Corporation’s control. As a result, the securities of the Corporation must be considered as speculative. The following risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

Risks Related to the Business

Exploration and development

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

Any figures for mineral resources contained or incorporated by reference in this annual information form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

No assurance of commercially-mineable bodies of ore

All of the Corporation’s properties, including the Strange Lake Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially-mineable (or viable) ore body exists on any of the Corporation’s properties. There is no certainty that any expenditure made in the exploration of the Corporation’s properties will result in discoveries of commercially-recoverable quantities of ore. Such assurance will require completion of final comprehensive-feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Corporation may be required to raise substantial additional funds.

Environmental factors

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental legislation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

Dependence on future financings

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration programs on its properties. There is no assurance that these exploration activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration plans.

Absence of profitability

Since incorporation, the Corporation has incurred losses and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Corporation has no history of earnings or of a return on investment, and there is no assurance that any of the properties that the Corporation has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Title to mineral exploration properties

The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed or otherwise claimed, including claims with respect to aboriginal land title. While the Corporation has diligently investigated title to its properties, they may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is no guarantee that title to the Corporation’s properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal people, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operation. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle, which could adversely affect the Corporation’s profitability.

Dependence on key personnel

The Corporation’s success is highly dependent upon the performance of key personnel working in management, supervisory and administrative capacities or as consultants. Given the increased activity in the resources area, there is intense competition for skilled mining personnel. The loss of the services of its senior management or key personnel could have a material and adverse effect on the Corporation and its business and results of operations.

Reliance on independent contractors

The Corporation’s success depends to a significant extent on the performance and continued service of independent contractors. The Corporation will contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Corporation and its business and results of operations and could result in failure to meet its business objectives.

Potential profitability dependent on factors beyond the Corporation’s control

The potential profitability of any of the Corporation’s current or future properties will be dependent upon many factors beyond its control. For example, world prices of and markets for rare earth metals and minerals are unpredictable, highly volatile, potentially subject to governmental interference, expectations of inflation, levels of supply and demand, pegging and/or controls, currency-exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods, and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the properties. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways that the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations could have an impact on profitability or eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Corporation’s financial performance.

An estimated 97% of the market for rare earth metals is currently controlled by China. Due to the establishment by China of strict controls on REE mining, production and export in order to maximize its own use of the resources, the global REE industry has experienced fundamental changes in the last few years, the most fundamental being the shifting from an oversupplied market to a demand-shortage market.

During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth metal producers ceasing their operations and almost exclusive reliance on Chinese supplies. With curbing exports from China and continued growth demand elsewhere, particularly in Japan, South Korea, Taiwan, Europe and the United States, great concern has been caused by this supply-demand deficit. There is no assurance that China will adhere to the announced production and export limits in the future and that this supply-demand deficit will last on a mid-term or long-term basis. A decision from China to increase exports in the future and a shifting from a demand-shortage market to an oversupplied market could materially affect the Corporation’s future financial performance.

Regulations and mining law, governmental regulation

Mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not proceed with, or would postpone, the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Corporation has an interest will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production, price controls and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Corporation’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties in which the Corporation has an interest. To the extent such approvals are required and not obtained, the Corporation’s planned exploration, development and production activities may be delayed, curtailed or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Corporation, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Corporation’s operations and prospects.

Portion of properties in Newfoundland and Labrador

Quest’s Strange Lake Main Zone straddles the border between Québec and Newfoundland and Labrador. Quest understands that the border between the two provinces in this region has never been precisely determined by a registered land survey. As a result, Quest cannot determine with certainty the portions of the Strange Lake Main Zone which are in Québec and Newfoundland and Labrador, respectively. In the event that Quest wished to explore and develop the Strange Lake Main Zone, it would be unclear in certain instances as to whether the laws of Québec or of Newfoundland and Labrador would apply.

In addition, the land covering the Labrador portion of the Strange Lake deposit (Main Zone) falls within Labrador Inuit Association “Exempt Lands”, as a result of which no mineral claim staking is allowed. In this regard, in January 2012, the Labrador Inuit Settlement Area (“LISA”) Regional Planning Authority announced that it has submitted a report on land use to the Newfoundland and Labrador Government and Nunatsiavut Government (the Inuit legislature). Upon receipt of comments from the two governments, the Regional Planning Authority will finalize the Regional Land Use Plan for the LISA, and submit the final draft Regional Land Use Plan to the two governments. The two governments have granted an extension whereby the Regional Planning Authority must complete the Regional Land Use Plan and submit it to them to March 31, 2012.

Further, on April 8, 2008, the Nunatsiavut Government declared a three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. The moratorium does not apply to exploration for uranium. On December 14, 2011, the Nunatsiavut Assembly unanimously voted to lift the moratorium.

At present, Quest is focusing on the exploration of the Strange Lake B-Zone, which is entirely in Québec, and is not actively exploring the Strange Lake Main Zone.

Although the Misery Lake Property straddles the border between Québec and Newfoundland and Labrador, only 136 of the 1,776 claims comprising the Misery Lake Property are in Newfoundland and Labrador. Quest does not believe that the fact that a portion of the Misery Lake Property is in Newfoundland and Labrador will hinder exploration and development of the Misery Lake Property.

Mineral claims subject to surface rights

Some of the land covered by the claims comprising the Strange Lake Property is situated within the Province of Québec. The Province of Québec, like other Canadian provinces, allows staking of mineral rights on privately-held lands and the carrying out of assessment work. However, the Corporation may be required to negotiate access and provide compensation to an owner of surface rights if damage occurs to the owner’s property during the course of exploration.

Required permits and licenses

The Corporation’s operations may sometimes require licenses and permits from various governmental authorities. The Corporation believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Corporation will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.

Permission from native people

As the Corporation may in future require an ore pipeline and port on land controlled by the Labrador Inuit, it may be necessary for the Corporation to obtain permission from the Labrador Inuit to construct and operate any such project. There can be no assurances that the Corporation will be able to obtain such permission, to the extent required.

Pipeline technological challenges

It may be necessary for the Corporation to construct and operate an overland pipeline, which may constitute a technological challenge due to the cold climate of the region. The Corporation believes that technology exists to build and operate overland pipelines in cold regions. However, no assurances can be given in this regard.

Competitive nature of the mining industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining exploration companies and with mining companies, many of which have greater financial resources than does the Corporation, for the acquisition of mineral claims, leases and other mineral interests, access to financing as well as for the recruitment and retention of qualified employees and other personnel.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Operating hazards and risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all of the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Insurance

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of the Corporation’s securities.

The Corporation is not currently insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Corporation will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Corporation’s available funds or could exceed the funds that the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Conflicts of interest

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its stakeholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

Risks Related to the Market

Volatility of share prices

Share prices are subject to changes because of numerous factors beyond the Corporation’s control, including reports of new information, changes in the Corporation’s financial situation, the sale of the Corporation’s common shares in the market, the Corporation’s failure to achieve financial results in line with the expectations of analysts, or announcements by the Corporation or any of its competitors concerning results. There is no guarantee that the market price of the Corporation’s common shares will be protected from any such fluctuations in the future.

Further equity financing

The Corporation will require additional funds to fund further exploration and development. If the Corporation raises additional funding by issuing additional equity securities, such financing may dilute the holdings of the Corporation’s shareholders.

No dividends

The Corporation has not paid any dividends on its common shares. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

DIVIDEND POLICY

The Corporation’s policy is to retain earnings, if any, in order to finance future growth. The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Common Shares

The holders of the Corporation’s common shares are entitled to: (i) one vote per share at all meetings of shareholders; (ii) receive any dividend declared by the Corporation on the common shares; and (iii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, receive the remaining property of the Corporation upon dissolution, liquidation or winding up.

As at October 31, 2011, 61,729,684 common shares of the Corporation were issued and outstanding.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of preferred shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation. The directors of the Corporation will, by resolution duly passed before the issue of any preferred shares of any series, determine the designation, rights privileges, conditions and restrictions to be attached to the preferred shares of such series, including, without limitation, dividends, redemption and conversion rights. No preferred shares will entitle holders thereof to vote at any meeting of shareholders, except as provided pursuant to the Canada Business Corporations Act. In the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the preferred shares of each series will receive, on a parity basis and before any distribution of the assets of the Corporation is made among the holders of the Corporation’s common shares and any other shares ranking junior to the preferred shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid.

As at October 31, 2011, no preferred shares of the Corporation were issued and outstanding.

MARKET FOR SECURITIES

The common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange under the symbol “QRM-V”. The following table sets out the monthly price and volume of trading for the common shares of the Corporation on the TSX Venture Exchange during the fiscal year ended October 31, 2011:

		Price range
Year	Month	High	Low	Volume
2010	November	$5.39	$4.18	11,391,541
	December	5.75	4.44	5,578,577

		Price range
Year	Month	High	Low	Volume
2011	January	$6.23	$5.00	8,081,591
	February	6.65	5.39	6,162,358
	March	6.25	4.10	6,053,401
	April	8.88	6.00	11,147,144
	May	8.54	6.35	8,577,960
	June	7.54	4.97	7,243,432
	July	6.79	5.00	4,175,173
	August	5.28	3.72	4,854,806
	September	4.98	2.24	5,002,609
	October	3.64	1.75	4,026,879

On May 23, 2011, the common shares of the Corporation commenced trading on NYSE Amex under the symbol “QRM”. The following table sets out the monthly price and volume of trading for the common shares of the Corporation on NYSE Amex during the fiscal year ended October 31, 2011:

		Price range
Year	Month	High		Low		Volume
2011	May (from May 23)	US$	8.95	US$	6.50	3,958,092
	June		7.75		5.06	8,654,210
	July		7.00		5.22	6,642,931
	August		6.00		3.75	7,690,326
	September		5.03		2.15	6,987,086
	October		3.68		1.70	7,566,663

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at October 31, 2011, to the Corporation’s knowledge, none of the Corporation’s securities were in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

The following information sets out, for each director and executive officer of the Corporation, his name, province or state and country of residence, the positions and offices in the Corporation currently held by that individual, the period during which such individual has served as a director of the Corporation and that individual’s principal occupation during the past five years:

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years
Peter J. Cashin	President, Chief Executive Officer and Director	2007	President and Chief Executive Officer of the Corporation since April 24, 2008
Ontario, Canada

			Prior thereto, Manager of Investor and Corporate Affairs Alexis Minerals Corporation (mining exploration company)

Robert L. Leclerc.(1)(2)(3)	Chairman of the Board of Directors	2010	Business Consultant
Nevada, U.S.A.

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years
Ronald Kay(3)	Director	2007	Business Executive
Québec, Canada
			Chief Financial Officer of the Corporation from June 6, 2007 to January 3, 2011

			Vice-President(4) Freewest Resources Canada Inc. (mining exploration company)

John Panneton(1)(2)(3)	Director	2011	Retired Business Executive since December 2010
Ontario, Canada
			Prior thereto, Vice-Chairman Dundee Capital Markets (full-service investment bank)

			From 2008 to 2010, Executive Vice-President Dundee Wealth (wealth management firm)

			Prior thereto, President Goodman Private Wealth Management (investment counsel firm)

Michael Pesner, C.A.(1)(2)(3)	Director	2007	President Hermitage Canada Finance Inc. (financial advisory services company)
Québec, Canada

George Potter(1)(2)	Director	2011	Retired Mining Executive since March 2011
Ontario, Canada
			Prior thereto, Senior Vice-President Capital Projects Barrick Gold Corporation (gold mining company)

Neil Wiener	Director	2007	Partner Heenan Blaikie LLP (law firm)
Québec, Canada

Mark Schneiderman	Chief Financial Officer	—	Chief Financial Officer of the Corporation since January 3, 2011
Québec, Canada

			Treasurer of the Corporation from April 24, 2008 to January 3, 2011

			Chief Financial Officer(5) Freewest Resources Canada Inc. (mining exploration company)

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years

Reno Pressacco Ontario, Canada	Vice-President, Operations	—	Vice-President, Operations of the Corporation since December 6, 2010

Prior thereto:

From February 2010 to December 2010 Senior Consulting Geologist Scott Wilson Roscoe Postle Associates (consulting firm)

From June 2008 to January 2010 and from 2003 to January 2007 Senior Geologist Micon International Limited (consulting firm)

From November 2007 to May 2008 Independent Consultant

From February 2007 to October 2007 Vice-President, Exploration and Development North American Palladium Ltd. (precious metals company)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Nominating Committee.
(4)	Ronald Kay was a Vice-President of Freewest Resources Canada Inc. (“Freewest”) during the five preceding years. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.
(5)	Mark Schneiderman was appointed Chief Financial Officer of Freewest on April 26, 2007. Prior thereto, Mr. Schneiderman was Secretary-Treasurer of Freewest. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.

Each director serves as a director until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

The directors and executive officers of the Corporation, as a group, beneficially own or otherwise exercise control or direction over, directly or indirectly, an aggregate of 1,093,510 common shares of the Corporation, representing 1.77% of the issued and outstanding common shares of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is, as at the date of this annual information form, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company, with the exception of Neil Wiener, who was a director of Telescene Film Group Inc., which was subject of cease trade orders between February 2001 and April 2002.

No director or executive officer of the Corporation or any shareholder holding a sufficient number of common shares of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this annual information form, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of: Michael Pesner, who was until May 25, 2011 a director of Prestige Telecom Inc., which in November 2011 filed a notice of intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada); and Neil Wiener, who was a director of Telescene Film Group Inc.;

(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Corporation.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may enter into transactions with the Corporation or participate in ventures with the Corporation, the directors and officers of the Corporation may have conflicts of interest. In the event that such conflict of interest arises, a director who has such a conflict will abstain from voting with respect to any such transaction or venture at all meetings of the Corporation’s Board of Directors.

INFORMATION ON THE AUDIT COMMITTEE

1.	Charter of the Audit Committee

The charter of the Audit Committee is annexed to this annual information form as Schedule A.

2.	Composition of the Audit Committee

The Audit Committee is comprised of Michael Pesner (chairman), Robert L. Leclerc, John Panneton and George Potter. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a director of an audit committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that Michael Pesner, Robert L. Leclerc, John Panneton and George Potter are independent members of the Audit Committee.

The Board of Directors has determined that each of the four members of the Audit Committee is “financially literate” within the meaning of section 1.6 of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.	Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.

Michael Pesner, C.A. has been President of Hermitage Canada Finance Inc. since 2002, a firm specializing in financial advisory services. He was previously a partner in financial advisory services at KPMG LLP, Chartered Accountants, in Montreal, specializing in corporate finance, mergers and acquisitions, divestitures, restructuring and corporate recovery in Canada. Mr. Pesner holds a Bachelor of Commerce degree in Finance and Administration from McGill University as well as a Bachelor of Arts degree from Sir George Williams University. Mr. Pesner is also a Chartered Accountant, a licensed Trustee in Bankruptcy and a Certified Insolvency and Restructuring Professional. Mr. Pesner is a director of Richmont Mines Inc., a company listed on NYSE Amex and the Toronto Stock Exchange, Mint Technology Corp., a company listed on the TSX Venture Exchange, Bitumen Capital Inc., a capital pool company listed on the NEX trading board of the TSX Venture Exchange, and Unite Capital Corp., a capital pool company.

Robert L. Leclerc, Q.C. is a business and legal advisor and Chairman of Minefinders Corporation Ltd., a company listed on the Toronto Stock Exchange and NYSE Amex. From April 1997 to February 2003, Mr. Leclerc was Chairman and Chief Executive Officer of Echo Bay Mines Ltd., then listed on the Toronto Stock Exchange and American Stock Exchange, and prior thereto was its Chairman. Before joining Echo Bay Mines Ltd., Mr. Leclerc practiced law in Montreal (from 1968 to 1978) and in Edmonton (from 1978 to 1996). His last position was Chairman and CEO of, and a partner in, the Canadian law firm Milner Fenerty (now Fraser Milner Casgrain). Mr. Leclerc holds a Bachelor of Arts degree from the Université de Montréal and a Bachelor of Civil Law degree from McGill University.

John Panneton had a 30-year career with CIBC Wood Gundy, including serving as its Executive Vice-President. He later became Chief Executive Officer of CIBC Investment Management Corporation and between 1990 and 1995 was Chairman of CIBC (Suisse) S.A. In 1998, Mr. Panneton joined Dundee Bancorp and was appointed President of Dundee Securities Corporation. In 2003, Mr. Panneton was seconded to Goodman Private Wealth Management as President. In 2008, Mr. Panneton was appointed Executive Vice-President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010, he was appointed Vice-Chairman of Dundee Capital Markets. Over Mr. Panneton’s distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian capital markets.

George Potter is a senior mining executive with more than 36 years of international experience in project development and operations. Mr. Potter has had significant exposure to multi-element projects in various parts of the world, including Canada, the United States, Chile, Argentina, Peru, Australia, the Dominican Republic, Ghana, Tanzania, Guinea, South Africa and Zimbabwe. Most recently, Mr. Potter served as Senior Vice-President Capital Projects of Barrick Gold Corporation, where he played a leadership role in the construction of the Veladero, Lagunas Norte, Cowal, Tulawaka and Buzwagi projects. He was also involved in the Placer Dome acquisition and was responsible for the development of the Barrick project pipeline, that included early-stage projects such as Pueblo Viejo, Pascua Lama, Cero Casale, Donlin Creek, Reko Diq and Kabanga. Prior to joining Barrick Gold Corporation, Mr. Potter was Managing Director Capital Projects of AngloGold Ashanti, where he was involved in a number of development projects from 1993 to 2004, including Siguiri, Geita, Bibiani and Obuasi. His experience also includes projects with Barlow Rand (1983 to 1993) and Rio Tinto (1975 to 1983). Mr. Potter holds a diploma from the Bulawayo School of Mines, Zimbabwe.

4.	Pre-approval Policies and Procedures for Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

5.	External Auditor Fees

(a)	Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, assistance with interim financial statements, and related matters. Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $122,591 in audit fees in the fiscal year ended October 31, 2011. Bratt Fremeth Star G.P., Chartered Accountants, the Corporation’s former external auditors, billed the Corporation $5,000 in audit fees in the fiscal year ended October 31, 2010.

(b)	Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $33,285 in audit-related fees in the fiscal year ended October 31, 2011. Bratt Fremeth Star G.P., Chartered Accountants, the Corporation’s former external auditors, did not bill the Corporation for audit-related fees in the fiscal year ended October 31, 2010.

(c)	Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $2,638 in tax fees in the fiscal year ended October 31, 2011. Bratt Fremeth Star G.P., Chartered Accountants, the Corporation’s former external auditors, did not bill the Corporation for tax fees in the fiscal year ended October 31, 2010.

(d)	All Other Fees

Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $10,793 for other services in the fiscal year ended October 31, 2011. Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s former external auditors, billed the Corporation $11,670 for other services in the fiscal year ended October 31, 2010.

6.	Reliance on Exemption

Notwithstanding that the Corporation is providing this information on the Audit Committee in this annual information form, the Corporation is relying on the exemption set out in section 6.1 of NI 52-110 with respect certain reporting obligations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Corporation other than in the normal course of business.

During the fiscal year ended October 31, 2011, the Corporation was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation believes that, other than as may be set out in this annual information form, no director or executive officer of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transaction which materially affected the Corporation or would materially affect the Corporation since the Date of the Corporation’s incorporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Corporation are Computershare Investor Services Inc. at its principal offices in Montreal and Toronto and Computershare Trust Company, N.A. at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

During the fiscal year ended October 31, 2011, the Corporation did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the external auditors who prepared the auditors’ report to the Corporation’s shareholders on the financial statements for the fiscal year ended October 31, 2011. Ernst & Young LLP, Chartered Accountants, have advised the Corporation that they are independent in accordance with the Code of Ethics of the Ordre des comptables agréés du Québec.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, if any, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular dated March 18, 2011, prepared in connection with the Corporation’s annual and special meeting of shareholders held on April 20, 2011.

Additional information is provided in the Corporation’s audited financial statements and management’s discussion and analysis for the Corporation’s most recently-completed fiscal year, ended October 31, 2011.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	General

The Board of Directors of Quest Rare Minerals Ltd. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee of the Board of Directors (the “Audit Committee”).

The Audit Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the oversight of the Corporation’s external auditors. In so doing, the Audit Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board of Directors. In this regard, the Board of Directors, at its first meeting held after an annual meeting of shareholders, shall appoint the members of the Audit Committee to hold office until the next annual meeting of shareholders. The Board of Directors may at any time appoint additional members of the Audit Committee, remove or replace any member of the Audit Committee, or fill any vacancy on the Audit Committee. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. The Board of Directors shall fill a vacancy if the membership of the Audit Committee is less than three directors as a result of such vacancy. The Chair of the Audit Committee may be designated by the Board of Directors or, if it does not do so, the members of the Audit Committee may elect a Chair by vote of a majority of the full Audit Committee membership.

A majority of the members of the Audit Committee shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.

3.	Meetings

The Audit Committee shall meet at least quarterly at such times and locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and the related management’s discussion and analysis and earnings press releases. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting. The Audit Committee may invite such other persons to its meetings as it deems appropriate in order to carry out its duties.

The Audit Committee shall submit the minutes of all meetings to the Board of Directors, and when so requested, shall review the matters discussed at an Audit Committee meeting with the Board of Directors.

A quorum for any meeting shall be two members of the Audit Committee.

The Audit Committee shall have the authority to require the attendance of the Corporation’s officers at meetings of the Audit Committee, as it deems appropriate or necessary.

4.	Committee Charter

The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, if necessary.

5.	Duties of the Audit Committee

The Audit Committee shall have the following duties:

(a)	Oversight of Financial Information and Reporting

(i)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, the annual financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(ii)	The Audit Committee shall review, with management and the external auditor, if deemed necessary, and recommend to the Board of Directors for approval, the interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(iii)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, any financial statements of the Corporation which have not previously been approved by the Board of Directors and which are to be included in a prospectus or other public disclosure document of the Corporation.

(iv)

The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to above), and periodically assess the adequacy of such procedures.

(b)	Relationship with External Auditors

The Audit Committee shall recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or test services for the Corporation and shall recommend to the Board of Directors the compensation of the external auditor. The external auditor is required to be an auditor registered with the Canadian Public Accountability Board (“CPAB”) that is in compliance with any restrictions or sanctions imposed by the CPAB.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.

(d)	Complaints Procedure

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(e)	Hiring Policies

The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(f)	Reporting

The Audit Committee shall report regularly to the Board of Directors regarding any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

(g)	Risk Oversight

The Audit Committee shall review periodically the Corporation’s processes for identifying the principal risks affecting the Corporation’s business and financial reporting, and shall meet periodically with management of the Corporation in order to review the Corporation’s major risk exposures and the measures taken by management to monitor and control such exposures. The Audit Committee may prepare written risk-management policies and guidelines for the Corporation, for consideration by the Board of Directors.

6.	Authority to Engage Independent Counsel and Advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for: (a) payment of compensation to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report; (b) payment of compensation to any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall have the authority, within the scope of its responsibilities, to seek any information it requires from any employee of the Corporation and from external parties.